UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b‑25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001‑38470

(Check One): ☒ Form 10‑K  Form 20‑F  Form 11‑K  Form 10‑Q  Form 10‑D  Form N‑CEN  Form N‑CSR

For Period Ended: December 31, 2023

FORMCHECKBOX Transition Report on Form 10‑K

FORMCHECKBOX Transition Report on Form 20‑F

FORMCHECKBOX Transition Report on Form 11‑K

FORMCHECKBOX Transition Report on Form 10‑Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I ‑ REGISTRANT INFORMATION

Unity Biotechnology, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

285 East Grand Ave.

Address of Principal Executive Office (Street and Number)

South San Francisco, CA 94080

City, State and Zip Code

PART II ‑ RULES 12b‑25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;


(b) The subject annual report, semi‑annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑CEN or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.
PART III ‑ NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑CEN, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unity Biotechnology, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10‑K for the year ended December 31, 2023 (the “Form 10‑K”).

The Company is unable to timely file its Form 10-K for the year ended December 31, 2023, without unreasonable effort or expense, because the Company needs additional time to complete its financial statements which includes the restated financial statements for each of the Non-Reliance Periods as defined within the Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2024. The Company is working diligently to complete its financial statements and related disclosures and anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV ‑ OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Lynne Sullivan, CFO	(650)	416-1192
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently in the process of determining the full effect of the non-cash errors in the financial statements for the year ended December 31, 2022 and the interim periods ended September 30, 2022, March 31, 2023, June 30, 2023, and September 30, 2023 (the “Non-Reliance Periods”). The Company preliminarily estimates that the cumulative effect is an understatement of other income and an overstatement of the net loss of $15.5 million for the year ended December 31, 2022, and $2.3 million for the nine-month period ended September 30, 2023; however, such amounts are subject to revision as the Company finalizes its analysis. These errors have no effect on the Company’s previously reported cash and cash equivalents or marketable securities balances or cash runway.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company’s statements included in this Form 12b‑25 include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation, the Company’s plans related to restatement of the financial statements for each of the Non-Reliance Periods, and the Company’s estimates related to the errors included in the financial statements covering the Non-Reliance Periods. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by forward-looking statements, including the outcome of the Company’s completion of the qualification and evaluation of the specific impact of the errors related to accounting treatment of the Warrants in the Company’s financial results and previously issued financial statements, including the possibility of material adjustments thereto, the discovery of additional and unanticipated information during the procedures required to be completed before the Company and is able to file its Form 10-K; and the application of accounting or tax principles in an unanticipated manner. See also additional risk factors set forth in the Company’s periodic filings with the SEC, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 10-K filed with the SEC. All forward-looking statements in this Form 12b‑25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Unity Biotechnology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024 By: /s/ Lynne Sullivan
Name: Lynne Sullivan
Title: Chief Financial Officer and Head of Corp. Dev.